UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 7, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual Shareholders’ Meeting of Siemens AG
Signatures

Siemens Aktiengesellschaft
Berlin and Munich
Berlin and Munich,
December 2010
Notice of Annual Shareholders’ Meeting
of Siemens AG
To Our Shareholders:
NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (hereinafter “Siemens AG” or “Company”) will be held on Tuesday, January 25, 2011 at 10:00 a.m. CET, at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, for the following purposes:

Agenda
1.	To receive and consider the Report of the Supervisory Board, the Corporate Governance Report and the Compensation Report as well as the Compliance Report for fiscal year 2010
2.
To receive and consider the adopted Annual Financial Statements of Siemens AG and the approved Consolidated Financial Statements, together with the Combined Management’s Discussion and Analysis of Siemens AG and the Siemens Group, including the Explanatory Report on the information required pursuant to § 289 (4) and (5) and § 315 (4) of the German Commercial Code (HGB) as of September 30, 2010

The materials referred to in Agenda Items 1 and 2 are available on the Internet at www.siemens.com/agm and may be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy of the materials will also be mailed to shareholders. In addition, the materials will be available and explained in more detail at the Annual Shareholders’ Meeting. In accordance with the applicable legal provisions, no resolution on Agenda Items 1 and 2 is proposed to be adopted, as the Supervisory Board has already approved the Annual Financial Statements and the Consolidated Financial Statements.

3.	To resolve on the allocation of net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2010 amounting to €2,468,349,236.70 be allocated as follows:

Distribution of a dividend of €2.70 on each no-par value share entitled to the dividend for fiscal year 2010:	€2,355,675,914.70

Amount carried forward:	€112,673,322.00

The amounts of both the dividend distribution and the carryforward reflect the 872,472,561 no-par value shares which are entitled to the dividend for fiscal year 2010 existing at the time of the Managing and Supervisory Boards’ proposal for allocation of the net income. Should there be any change in the number of no-par value shares entitled to the dividend for fiscal year 2010 until the date of the Annual Shareholders’ Meeting, the above proposal will be amended accordingly and presented for resolution at the Annual Shareholders’ Meeting, with an unchanged dividend of €2.70 on each no-par value share entitled to the dividend for fiscal year 2010.

4.	To ratify the acts of the members of the Managing Board
The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board in fiscal year 2010 be ratified for that period.

5.	To ratify the acts of the members of the Supervisory Board
The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board in fiscal year 2010 be ratified for that period.
6.	To resolve on the approval of the compensation system for Managing Board members

The Annual Shareholders’ Meeting on January 26, 2010 approved the Managing Board compensation system which was the basis for determining the compensation of members of the Managing Board in fiscal year 2010. Following the Supervisory Board’s resolution in fiscal year 2010 to revise the Managing Board compensation system for the fiscal year beginning on October 1, 2010, use shall again be made of the possibility provided by the German Act on the Appropriateness of Managing Board Remuneration (VorstAG) enabling the Annual Shareholders’ Meeting to resolve on the approval of the Managing Board compensation system.

In addition to describing the compensation of Managing Board members for fiscal year 2010, the Compensation Report also describes the revised compensation system as resolved by the Supervisory Board. This revised system of Managing Board compensation shall be the subject matter on which a resolution is to be adopted. Details of the compensation system for members of the Managing Board are presented in the Compensation Report which is an integral part of the materials that are available on the Internet at www.siemens.com/agm and may be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin (see Agenda Items 1 and 2). Upon request, a copy of the materials will also be mailed to shareholders. In addition, the materials will be available and explained at the Annual Shareholders’ Meeting.

The Supervisory Board and the Managing Board propose that the compensation system for Managing Board members applicable since October 1, 2010 be approved.
7.	To resolve on the appointment of independent auditors for the audit of the Annual Financial Statements and the Consolidated Financial Statements and for the review of the Interim Financial Statements
The Supervisory Board, based on the Audit Committee’s recommendation, proposes that the following resolutions be approved and adopted:
(a)
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, is appointed to serve as independent auditors of the Annual Financial Statements and the Consolidated Financial Statements for fiscal year 2011.

(b)
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, is appointed to review the Financial Statements and the Interim Management’s Discussion and Analysis for the first half of fiscal year 2011.

8.	To resolve on the authorization to repurchase and use Siemens shares and to exclude shareholders’ subscription and tender rights
The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

(a)
The Company shall be authorized to repurchase up to a limit of 10% of its capital stock as of the date of the resolution or — if this value is lower — as of the date on which the authorization is exercised. The aggregate of shares of stock of Siemens AG (“Siemens shares”) repurchased under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or attributable to the Company pursuant to § 71d and § 71e of the German Stock Corporation Act (AktG) may at no time exceed 10% of the then existing capital stock.

This authorization may be exercised in whole or in part, in one or several steps, and in pursuing different purposes, by Siemens AG or any of its consolidated subsidiaries, or by third parties acting on behalf of Siemens AG or any of its consolidated subsidiaries.

The authorization shall become effective as of March 1, 2011 and remain in full force and effect through January 24, 2016 with regard to the repurchase of Siemens shares. The authorization to repurchase and use Siemens shares adopted at the Annual Shareholders’ Meeting on January 26, 2010 shall terminate on the effective date of this new authorization.

(b)	Any repurchase of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by acquisition over the stock exchange or (2) through a public share repurchase offer.
(1)
If the Siemens shares are to be acquired over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed the market price of Siemens stock on the trading day, as determined during the opening auction in XETRA trading (or a comparable successor system) by more than 10% nor fall below such market price by more than 20%.

(2)	If the Siemens shares are to be acquired through a public share repurchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers.
(i)
If a formal offer is publicly issued by the Company, the Company shall state a purchase price or purchase price range per Siemens share. If a purchase price range is stated, the final price will be determined from all available acceptance declarations. The offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer significant market price fluctuations occur during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed the average closing price of Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 10% nor fall below such average closing price by more than 20%. The relevant date shall be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment to the offer, the relevant date shall be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intends to repurchase, the shareholders’ right to tender may be excluded to the extent that the repurchase will be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.
(ii)
If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant market price fluctuations occur during the submission period.

Upon acceptance, the final purchase price will be determined from the available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed the average closing price of Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 10% nor fall below such average closing price by more than 20%. The relevant date shall be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for repurchase exceeds the total volume of shares which the Company intends to repurchase, the shareholders’ right to tender may be excluded to the extent that acceptance will be in proportion to the Siemens shares offered for repurchase. Furthermore, the acceptance of small lots of up to 150 Siemens shares offered per shareholder may receive preferential treatment.

(c)
Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board shall be authorized to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows:

(1)	Such Siemens shares may be retired without an additional resolution by the Annual Shareholders’ Meeting being required for such retirement or its implementation.
(2)
Such Siemens shares may be offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries as well as to board members of any of the Company’s subsidiaries, or they may be awarded and/or transferred to such individuals subject to a vesting period of at least two years, provided that the employment relationship or board membership exists at the time of the offer or award commitment.

(3)
Such Siemens shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein.

(4)
Such Siemens shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price at which such Siemens shares are sold is not significantly lower than the market price of Siemens stock at the time of selling.

(5)	Such Siemens shares may be used to meet obligations or rights to acquire Siemens shares arising from or in connection with convertible bonds or warrant bonds issued by Siemens AG or any of its consolidated subsidiaries.

The aggregate volume of shares used under the authorizations pursuant to Agenda Item 8 (c), subsections (4) and (5) above, issued by mutatis mutandis application of the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) (against cash contributions not significantly below the stock market price, with shareholders’ subscription rights excluded), must not exceed 10% of the capital stock existing at the time such shares are used. This limit shall include shares issued or disposed of by direct or mutatis mutandis application of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) during the effective period of the authorization until that point in time. The limit also includes shares that were or have to be issued to meet obligations under convertible bonds or warrant bonds, provided that such bonds were issued during the effective period of this authorization up to this point in time by mutatis mutandis application of the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG).

(d)	The Supervisory Board shall be authorized to use Siemens shares acquired on the basis of this or any previously given authorization as follows:

Such shares may be used to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board of Siemens AG within the framework of rules governing Managing Board compensation. In particular, they may be offered for acquisition, or awarded and/or transferred subject to a vesting period, by the Supervisory Board to the members of the Managing Board of Siemens AG, provided that Managing Board membership exists at the time of the offer or award commitment. The minimum vesting period for new stock awards to be granted shall be approximately four years and shall end at the earliest upon the close of the second day after publication of the results of operation in the fourth calendar year after the date of the award commitment.

The details regarding the compensation of Managing Board members are determined by the Supervisory Board. These include rules concerning the non-forfeiture of stock awards granted to a member of the Managing Board instead of a part of the variable compensation (bonus) to be paid, as well as rules concerning the treatment of stock awards in special cases, such as in the case of retirement, disability or death, where, for example, a cash settlement at the date of termination may be provided.

(e)
The authorizations pursuant to Agenda Item 8 (c) and (d) above may be exercised once or several times, solely or jointly, in whole or in part also by any of Siemens AG’s consolidated subsidiaries or by third parties acting on behalf of Siemens AG or any of its consolidated subsidiaries.

(f)
Shareholders’ subscription rights relating to repurchased Siemens shares shall be excluded to the extent to which such shares are used in accordance with the authorizations pursuant to Agenda Item 8 (c), subsections (2) through (5), and Agenda Item 8 (d) above. Furthermore, the Managing Board shall be authorized — in the event of an offer to acquire Siemens shares made to all shareholders — to grant holders of bonds with conversion rights or warrants issued by Siemens AG or any of its consolidated subsidiaries a subscription right on such shares to the extent they would be entitled to after having exercised their option or conversion rights. In these cases and to this extent, shareholders’ subscription rights shall also be excluded.

9.
To resolve on the authorization to use derivatives in connection with the repurchase of Siemens shares pursuant to § 71 (1), no. 8, of the German Stock Corporation Act (AktG), and to exclude shareholders’ subscription and tender rights

In addition to the authorization to be resolved under Agenda Item 8 regarding the repurchase of Siemens shares pursuant to § 71 (1), no. 8, of the German Stock Corporation Act (AktG), the Company shall be authorized to acquire Siemens shares also by using derivatives.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:
(a)
In addition to the authorization to be resolved under Agenda Item 8 regarding the acquisition of shares of stock of Siemens AG (“Siemens shares”) pursuant to § 71 (1), no. 8, of the German Stock Corporation Act (AktG), the repurchase of Siemens shares in accordance with the authorization to be resolved under Agenda Item 8 may also be completed, aside from in the manner described therein, with the use of certain derivatives. This authorization may be exercised in whole or in part, in one or several (including different) transactions by Siemens AG and — in each of the cases set forth below — also by any of its consolidated subsidiaries or by third parties on behalf of Siemens AG or any of its consolidated subsidiaries. With the approval of the Supervisory Board, options may be sold whereby the Company takes on the obligation to acquire Siemens shares upon exercise of the options (“put options”), options may be purchased and exercised entitling the Company to acquire Siemens shares upon exercise of the options (“call options”), forward purchase agreements to buy Siemens shares may be entered into with more than two trading days between the conclusion of the agreement and the delivery of the Siemens shares purchased (“forward purchases”), and Siemens shares may be acquired by using a combination of these derivatives (hereinafter, all the above instruments are collectively referred to as “equity derivatives”).

All stock repurchases based on equity derivatives by using this authorization shall, in addition to the capital stock related limits set pursuant to Agenda Item 8 (a) of the authorization to be resolved under Agenda Item 8 regarding the acquisition of Siemens shares pursuant to § 71 (1), no. 8, of the German Stock Corporation Act (AktG), be limited to a maximum volume of five percent of the capital stock existing at the time of adopting the resolution at the Annual Shareholders’ Meeting. An equity derivative’s term of maturity must, in each case, not exceed 18 months and must be chosen in such a way that the repurchase of Siemens shares upon exercise of the equity derivative will take place no later than January 24, 2016.

(b)
The terms and conditions of the equity derivatives shall ensure that the equity derivatives are honored only with shares that were acquired on the stock exchange under observance of the principle of equal treatment. The predetermined purchase price to be paid per Siemens share upon exercise of the option (“strike price”) or fulfillment of the forward purchase (“forward price”) as specified in the equity derivative contract shall neither exceed the average closing price of Siemens stock in XETRA trading (or a comparable successor system) during the last three trading days prior to executing the relevant derivative contract by more than 10% nor fall below this average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

The option premium paid by the Company for options shall not be significantly higher, and the option premium received by the Company for options shall not be significantly lower, than the theoretical market price of the respective options calculated in accordance with generally accepted actuarial methods. Among other factors, the predetermined strike price shall be taken into account when determining the theoretical market price. The forward price agreed by the Company in forward purchase contracts shall not significantly exceed the theoretical forward rate calculated in accordance with generally accepted actuarial methods, the calculation of which takes into account inter alia the current stock exchange price and the term of the forward purchase contract.

If Siemens shares are repurchased using equity derivatives in accordance with the above rules, shareholders shall have no right to execute such derivative contracts with the Company, applying mutatis mutandis the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG). The shareholders shall also not have the right to enter into derivative contracts to the extent the Company, when repurchasing Siemens shares using equity derivatives, provides for preferential treatment with regard to the conclusion of derivative contracts relating to small lots of shares.

Shareholders shall have a right to tender their Siemens shares only as far as the Company is obligated to take delivery of such shares under the terms and conditions of the derivative contracts. Any further tender right shall be excluded.

(c)	The rules set out in Agenda Item 8 (c), (d), (e) and (f) shall apply mutatis mutandis to the use of Siemens shares acquired using equity derivatives.
10.	To resolve on the creation of an Authorized Capital 2011 reserved for the issuance to employees with shareholders’ subscription rights excluded, and related amendments to the Articles of Association

The Authorized Capital 2006 currently reserved for the issuance of Siemens shares to employees will expire on January 25, 2011. The Managing Board shall again be authorized to transfer Siemens shares to employees of Siemens AG and any of its consolidated subsidiaries. For this purpose, a new Authorized Capital 2011 shall be created to replace the current Authorized Capital 2006.

Accordingly, the Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:
(a)
The Managing Board shall be authorized to increase, with the approval of the Supervisory Board, the capital stock once or several times until January 24, 2016 by up to €90,000,000 nominal through the issuance of up to 30,000,000 shares of no par value registered in the names of the holders against contributions in cash. Subscription rights of existing shareholders shall be excluded. The new shares shall be issued only under the condition that they are offered exclusively to employees of Siemens AG and any of its consolidated subsidiaries (“employee shares”). In this context, the new shares may also be issued to a suitable bank that assumes the obligation to use these shares for the sole purpose of granting them to employees of Siemens AG and any of its consolidated subsidiaries. To the extent permitted by law, employee shares may also be issued in such a manner that the contribution to be paid on such shares is covered by that part of the annual net income which the Managing Board and the Supervisory Board could allocate to other retained earnings under § 58 (2) of the German Stock Corporation Act (AktG).

The Managing Board shall be authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue.

(b)	§ 4 (9) of the Articles of Association which contains the previous Authorized Capital 2006 shall be deleted and replaced by the following new § 4 (9):
“9.
The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock once or several times until January 24, 2016 by up to EUR 90,000,000 nominal through the issuance of up to 30,000,000 shares of no par value registered in the names of the holders against contributions in cash. Subscription rights of existing shareholders are excluded. The new shares shall be issued only under the condition that they are offered exclusively to employees of Siemens AG and any its consolidated subsidiaries (“employee shares”). In this context, the new shares may also be issued to a suitable bank that assumes the obligation to use these shares for the sole purpose of granting them to employees of Siemens AG and any of its consolidated subsidiaries. To the extent permitted by law, employee shares may also be issued in such a manner that the contribution to be paid on such shares is covered by that part of the annual net income which the Managing Board and the Supervisory Board could allocate to other retained earnings under § 58 (2) of the German Stock Corporation Act (AktG). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue (Authorized Capital 2011).”

(c)
The Supervisory Board shall be authorized to amend § 4 of the Articles of Association depending on the respective utilization of the Authorized Capital 2011 and upon expiration of the term of the authorization.

11.	To resolve on the adjustment of Supervisory Board compensation and the related amendments to the Articles of Association

The German Corporate Governance Code includes the recommendation that the members of the Supervisory Board also receive a performance-related in addition to a fixed compensation component. Accordingly, the current compensation system for members of the Supervisory Board provides for variable compensation components that are based on earnings per share. In the future, such a variable compensation component shall be dispensed with in order to further strengthen the Supervisory Board’s independence. As a general rule, the scope of the workload and liability risk of the members of the Supervisory Board does not develop in parallel with the Company’s business success or its financial position. On the contrary, especially in difficult times during which a variable compensation may decrease, a particularly intensive exercise of the supervisory and advisory functions by the Supervisory Board members will be required. For this reason, the proposed move of dispensing with a performance-related compensation of the Supervisory Board members is supported from various quarters in the current corporate governance discussion and corresponds more closely to international best practice in this field. The new regulations proposed to the Annual Shareholders’ Meeting regarding the compensation of Supervisory Board members takes account of this trend.

Therefore, the Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:
(a)	§ 17 of the Articles of Association shall be amended to read as follows:

“1.
The members of the Supervisory Board shall receive a basic annual compensation of EUR 140,000. The Chairman of the Supervisory Board shall receive a basic annual compensation of EUR 280,000 and each Deputy Chairman of EUR 220,000. For their services on the Supervisory Board committees, additional compensation shall be paid as follows:

(a)	EUR 160,000 to the Chairman of the Audit Committee and EUR 80,000 to every other member of the Audit Committee;
(b)	EUR 120,000 to the Chairman of the Chairman’s Committee and EUR 80,000 to every other member of the Chairman’s Committee;
(c)	EUR 80,000 to the Chairman of the Finance and Investment Committee and EUR 40,000 to every other member of the Finance and Investment Committee;
(d)
EUR 80,000 to the Chairman of the Compliance Committee and EUR 40,000 to every other member of the Compliance Committee; the compensation pursuant to the present subsection 1 (d) shall not be granted if the Supervisory Board member concerned is entitled to a compensation pursuant to subsection 1 (a) due to his or her services on the Audit Committee.

2.
In case there are changes on the Supervisory Board and/or its committees, the compensation shall be in proportion to the term of office, with parts of months being rounded up to full months. If a Supervisory Board member fails to attend a meeting of the Supervisory Board, one-third of the overall compensation pursuant to subsection 1 above shall be reduced by a percentage equal to the percentage of meetings the Supervisory Board member has not attended relative to the total number of meetings held in the fiscal year.

3.
The remuneration shall be payable after the close of the Annual Shareholders’ Meeting at which the annual financial statements for the fiscal year just ended are submitted or which resolves on the approval thereof.

4.	In addition, an attendance fee of EUR 1,500 shall be paid to every member of the Supervisory Board for each meeting of the Supervisory Board or its committees he or she attended.
5.
The Supervisory Board members shall be included in a D&O liability insurance for board members and certain employees of the Siemens Group maintained by the Company in the Company’s interests that, where existing, will provide reasonable coverage against financial damages. The premiums for this insurance policy shall be paid by the Company. Furthermore, the Company shall reimburse the members of the Supervisory Board for expenses incurred and for sales taxes to be paid on their compensation.”

(b)
The amendment to the Articles of Association described in section (a) above shall replace the current regulations regarding the compensation of Supervisory Board members upon becoming effective and shall apply for the first time to the fiscal year that began on October 1, 2010.

12.	To resolve on the approval of a profit-and-loss transfer agreement between Siemens AG and a subsidiary

On October 29, 2010 / November 5, 2010, Siemens AG and Munich-based Siemens Finance GmbH, a wholly-owned subsidiary of Siemens AG, executed a profit-and-loss transfer agreement. Siemens Finance GmbH has applied to the German Federal Financial Supervisory Authority (BaFin) for a license to conduct banking transactions. Once the license is granted, it is planned that Siemens Finance GmbH will be renamed “Siemens Bank GmbH”.

The Supervisory Board and the Managing Board propose that the Profit-and-Loss Transfer Agreement executed on October 29, 2010 / November 5, 2010 between Munich-based Siemens Finance GmbH and Siemens AG be approved.

The essential content of the Profit-and-Loss Transfer Agreement between Siemens AG and Munich-based Siemens Finance GmbH (hereinafter “Subsidiary”) dated October 29, 2010 / November 5, 2010 (hereinafter “Agreement”) is as follows:

•
The Subsidiary undertakes to transfer its entire profits to Siemens AG. Besides and with precedence over the provisions of the Agreement specified in the paragraph directly below, § 301 of the German Stock Corporation Act (AktG), in its mutatis mutandis application and as amended from time to time, shall be used to determine the transferable amount.

•
With the consent of Siemens AG, the Subsidiary may appropriate amounts from the annual net income to other retained earnings pursuant to § 272 (3) of the German Commercial Code (HGB) provided that this is permitted under commercial law and economically justified based on reasonable business judgment. Upon request by Siemens AG, amounts appropriated to other retained earnings pursuant to § 272 (3) of the German Commercial Code (HGB) during the term of the Agreement shall be released and used to compensate an annual net loss or be transferred as profits. The transfer of additional paid-in capital and retained earnings existing prior to the date of the Agreement shall be excluded.

•	The entitlement to the transfer of profits shall arise as of the end of the Subsidiary’s fiscal year and shall be fulfilled taking that date as value date.
•
Siemens AG undertakes, pursuant to § 302 (1) of the German Stock Corporation Act (AktG), in its mutatis mutandis application and as amended from time to time, to compensate any annual net loss of the Subsidiary that is otherwise incurred during the term of the Agreement, unless such loss is compensated by release of any amounts from the Subsidiary’s other retained earnings appropriated during the term of the Agreement. In all other respects, § 302 of the German Stock Corporation Act (AktG), as amended from time to time, shall also apply mutatis mutandis.

•	The entitlement to have compensated any annual net loss that is otherwise incurred shall arise as of the end of the Subsidiary’s fiscal year and shall be fulfilled taking that date as value date.
•
To be effective under German civil law, the Agreement requires the approval of the Annual Shareholders’ Meeting of Siemens AG and the General Meeting (Gesellschafterversammlung) of the Subsidiary. The Agreement becomes effective upon registration in the Commercial Registry at the domicile of the Subsidiary and shall apply retroactively as of the beginning of the Subsidiary’s fiscal year in which the Agreement becomes effective by registration in the Commercial Registry at the domicile of the Subsidiary.

•
Unless terminated earlier on mandatory legal grounds, the Agreement has a fixed term of five (5) years as from the beginning of the Subsidiary’s fiscal year in which the Agreement becomes effective by registration in the Commercial Registry at the domicile of the Subsidiary. Thereafter, the Agreement shall be automatically renewed for successive one (1) year terms unless terminated by either party upon three (3) months’ notice prior to the end of the Subsidiary’s fiscal year. The right of either party to terminate the Agreement for good cause without observing a notice period shall remain unaffected. Good cause shall be deemed to particularly include cases of insolvency, intentional or grossly negligent violation of the Agreement, fraud or other unlawful measures by a party, and loss of the majority of the capital stock or voting rights in the Subsidiary by Siemens AG.

•	The interpretation of individual provisions of the Agreement shall be subject to § 14 and § 17 of the German Corporation Tax Act (KStG), as amended from time to time.
•
Should any provision of the Agreement be or become ineffective or unenforceable in whole or in part or should the Agreement contain a gap, this shall not affect the validity of the remaining provisions of the Agreement. In place of the ineffective or unenforceable provision, the parties shall agree on an effective or enforceable provision which in its economic effect comes as close as legally possible to that of the ineffective or unenforceable provision. In the event of a gap in the Agreement, the parties shall agree on a provision that would have been intended, in light of the object and purpose of the Agreement, had they considered the point on executing the Agreement.

•	Place of performance and jurisdiction for both parties shall be Munich.

Siemens AG is the sole shareholder of the Subsidiary. In the absence of external shareholders, neither compensation payments are to be provided nor financial settlements are to be paid pursuant to § 304 and § 305 of the German Stock Corporation Act (AktG).

From the time of giving Notice of Annual Shareholders’ Meeting, the following documents may be inspected by shareholders at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, as well as at the registered offices of the Subsidiary, Otto-Hahn-Ring 6, 81739 Munich, and are available as of that date on the Internet at www.siemens.com/agm:

•	The Profit-and-Loss Transfer Agreement between Siemens AG and the Subsidiary dated October 29, 2010 / November 5, 2010,
•
the adopted Annual Financial Statements and Management’s Discussion and Analysis (MD&A) of Siemens AG as well as the approved Consolidated Financial Statements and MD&A of the Siemens Group as of September 30, 2008,

•	the adopted Annual Financial Statements and MD&A of Siemens AG as well as the approved Consolidated Financial Statements and MD&A of the Siemens Group as of September 30, 2009,
•
the adopted Annual Financial Statements of Siemens AG as well as the approved Consolidated Financial Statements of the Siemens Group and the Combined MD&A of Siemens AG and the Siemens Group as of September 30, 2010,

•	the adopted Annual Financial Statements of the Subsidiary as of September 30, 2010 (short fiscal year) and
•	the Joint Report by the Managing Board of Siemens AG and the Executive Management of the Subsidiary prepared pursuant to § 293a of the German Stock Corporation Act (AktG).

Upon request, each shareholder will receive without undue delay a copy of these documents free of charge. The documents will also be made available to the shareholders at the Annual Shareholders’ Meeting of Siemens AG.

13.
To resolve on the authorization of the Managing Board to issue convertible bonds and/or warrant bonds and exclude shareholders’ subscription rights, and to resolve on the creation of a Conditional Capital 2011 and related amendments to the Articles of Association

Since creation of the authorization to issue convertible bonds and/or warrant bonds adopted at the Annual Shareholders’ Meeting on January 26, 2010, the share price of Siemens Aktiengesellschaft has significantly increased which is not adequately reflected in the foregoing authorization regarding the maximum principal amount of the bonds in relation to the maximum number of shares out of conditional capital. Therefore, the Management Board shall be authorized to issue further convertible bonds and/or warrant bonds and a corresponding Conditional Capital 2011 shall be resolved on.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:
(a)
The Managing Board shall be authorized to issue bearer or registered bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights (convertible bonds) or with bearer or registered warrants attached (warrant bonds), or a combination of these instruments, entitling the holders/creditors to subscribe to up to 90,000,000 new registered shares of Siemens AG of no par value (“Siemens shares”), representing a pro rata amount of up to €270,000,000 of the capital stock (hereinafter referred to as “bonds”). The terms and conditions of the bonds and/or warrants may also provide for mandatory conversion or an obligation to exercise the option rights or a put option of the issuer to deliver shares (and any combination of the foregoing), in each case at the end of their term or at other points in time. The bonds shall be issued against cash contributions. The authorization shall also include the possibility to assume the guarantee for bonds issued by consolidated subsidiaries of Siemens AG and to make the statements and to take the required actions necessary for successful issuance of bonds. Furthermore, the authorization shall include the possibility to grant to holders/creditors of such bonds Siemens shares to the extent holders/creditors of convertible bonds or warrants under warrant bonds exercise their conversion or option rights or if they fulfill their obligation to convert or exercise the option or if shares are delivered pursuant to a put option. The authorization shall expire on January 24, 2016. The issue of the bonds and/or warrants may be implemented once or several times, wholly or in part, or simultaneously in different tranches. All partial bonds belonging to a particular tranche issued shall rank pari passu in all respects. The pro rata amount of the capital stock represented by the shares to be issued must not exceed the principal amount or an issue price below the principal amount of each partial bond.

The conversion or exercise price must not fall below 80% of the market price of the Siemens share as quoted by the XETRA trading system (or a comparable successor system). The calculation shall be based on the average closing price over the ten trading days prior to the date on which the final Managing Board resolution is reached to submit an offer for the subscription of bonds or to the Company’s notice of acceptance following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices during the trading days on which the subscription rights are traded shall apply, with the exception of the last two trading days of subscription rights trading. In the case of bonds with mandatory conversion or with an obligation to exercise the option right or a put option entitling the issuer to deliver shares, the conversion or exercise price may either at least equal the minimum price set out above or correspond to the average closing price of the Siemens share in the XETRA trading system (or a comparable successor system) over the ten trading days prior to or after the date of final maturity of the bonds, even if this average price is below the minimum price (80%) set out above. § 9 (1) and § 199 (2) of the German Stock Corporation Act (AktG) shall remain unaffected.

In case of warrant bonds being issued, one or several warrants shall attach to each partial bond entitling and/or obliging the holder/creditor to subscribe to Siemens shares or including a put option entitling the issuer to deliver shares, subject in each case to the terms and conditions of the bonds or warrants. The respective warrants may be detachable from the respective partial bonds. The terms and conditions of the bonds or the warrants may also provide that payment of the option price can also be fulfilled by transferring partial bonds and, as the case may be, with an additional cash payment. The pro rata amount of the capital stock represented by the shares subscribed for on the basis of one warrant bond must not exceed the principal amount or the lower issue price of the warrant bond.

In the case of convertible bonds being issued, the holders/creditors of the convertible bonds shall be entitled and/or obliged to convert them into Siemens shares, subject to the terms and conditions of the convertible bonds. The conversion ratio is obtained by dividing the principal amount or the lower issue price of a convertible bond by the conversion price stipulated for one new Siemens share. The pro rata amount of the capital stock represented by the shares subscribed for on the basis of one convertible bond must not exceed the principal amount or the lower issue price of the convertible bond.

The authorization shall also include the possibility, subject to the terms and conditions of the bonds and/or the warrants, to provide dilution protection and/or other adjustments under certain circumstances. Dilution protection or other adjustments may be provided for in particular if the Company changes its capital structure during the term of the bonds and/or warrants (e.g. through a capital increase, a capital decrease or a stock split), but also in connection with dividend payouts, the issue of additional convertible and/or warrant bonds and in the case of extraordinary events that may occur during the term of the bonds and/or warrants (e.g. control gained by a third party). Dilution protection or other adjustments may be provided by granting subscription rights, by changing the conversion or exercise price, and by amending or introducing cash components.

The Managing Board shall be authorized to determine the further terms and conditions of the bond and/or warrant issues or to establish such terms and conditions by mutual agreement with the respective issuing consolidated subsidiary. The terms and conditions may inter alia include the following aspects:

•
whether, rather than using the Company’s conditional capital, consideration should be offered in the form of Siemens shares held in treasury, by payment of the equivalent amount in cash or by transfer of other listed securities;

•	whether the conversion or exercise price or the conversion ratio should be determined at the time of bond issue or by means of future market prices within a predetermined margin;
•	whether and how a conversion ratio should be rounded;
•	whether an additional cash payment or a compensation in cash should be specified in the case of fractional amounts;
•
how, in the case of mandatory conversions, the fulfillment of obligations to exercise the option right or delivery rights under a put option, details are to be determined regarding the exercise, fulfillment of obligations or rights, deadlines and determination of conversion or exercise prices;

•	whether the bonds should be issued in euros or in the legal currency of an OECD country other than euros, subject to limitation to the euro value equivalent.

As a matter of principle, the bonds must be offered to shareholders for subscription, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for subscription. However, the Managing Board shall be authorized to exclude shareholders’ subscription rights with the approval of the Supervisory Board,

•
provided that the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted actuarial methods, and further provided that the total number of shares to be issued on the basis of bond issues under this authorization pursuant to § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) (against cash contributions, with shareholders’ subscription rights being excluded), in combination with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of the authorization, does not exceed 10% of the capital stock existing at the time of the exercise of the authorization; this limit also includes shares of stock issued up to this point in time against non-cash contributions, under exclusion of shareholders’ subscription rights, on the basis of the Authorized Capital 2009 pursuant to § 4 (7) of the Articles of Association. In addition, the issue of convertible bonds and/or warrant bonds pursuant to the authorization adopted at the Annual Shareholders’ Meeting on January 26, 2010 (Agenda Item 10) and pursuant to this authorization shall be limited to convertible bonds and/or warrant bonds that entitle or oblige to subscribe to a maximum number of 200,000,000 Siemens shares representing a pro rata amount of €600,000,000 of the capital stock while both respective authorizations are simultaneously effective;

•	to the extent that the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio;
•
in order to grant holders/creditors of conversion or option rights or conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights or fulfilling such obligations.

(b)
In order to grant shares of stock to holders/creditors of convertible bonds or warrant bonds issued under the authorization pursuant to Agenda Item (a) above, the capital stock shall be conditionally increased by up to €270,000,000 through the issuance of up to 90,000,000 no-par value shares registered in the names of the shareholders (Conditional Capital 2011). The conditional capital increase shall be effected through the issuance of up to 90,000,000 shares of no par value registered in the names of the shareholders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders/creditors of convertible bonds or warrants under warrant bonds issued under the authorization of the Managing Board pursuant to Agenda Item (a) above by Siemens AG or any of its consolidated subsidiaries until January 24, 2016 exercise their conversion or option rights or fulfill their conversion or option obligation or if a delivery under a put option is effected and no other forms of fulfillment of delivery are used. The new shares of stock shall be issued at the conversion or exercise prices determined in each case in accordance with the above-mentioned authorization. The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.

(c)	The following new paragraph 10 shall be added to § 4 of the Articles of Association:
“10.
The capital stock is conditionally increased by up to EUR 270,000,000. The conditional capital increase is to be effected through the issuance of up to 90,000,000 no-par value shares registered in the names of the shareholders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders/creditors of convertible bonds or warrants under warrant bonds are issued by Siemens AG or any of its consolidated subsidiaries until January 24, 2016 in accordance with the Managing Board’s authorization adopted at the Annual Shareholders’ Meeting on January 25, 2011, exercise their conversion or option rights or fulfill their conversion or option obligation or if a delivery under a put option is effected and no other forms of fulfillment of delivery are used (Conditional Capital 2011). The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.”

(d)
The Supervisory Board shall be authorized to amend § 4 of the Articles of Association depending on the use of the Conditional Capital 2011. The same shall apply in the event that the authorization to issue convertible bonds or warrant bonds has not been used upon expiration of the effective term of the authorization and in the event that the Conditional Capital 2011 has not been used after expiration of all conversion or option periods.

Reports and notifications to the Annual Shareholders’ Meeting
Report of the Managing Board on Agenda Item 8
As at previous Annual Shareholders’ Meetings, Siemens AG is again seeking authorization to repurchase shares of stock of Siemens AG (“Siemens shares”). The authorization to repurchase Siemens shares shall remain valid until January 24, 2016, thus allowing the Company to exploit the extended legally permitted timeframe of five (5) years and giving it the required flexibility. The repurchase of Siemens shares may be effected as a purchase over the stock exchange or through a public share repurchase offer made by Siemens AG or any of its consolidated subsidiaries, or by third parties acting on behalf of Siemens AG or any of its consolidated subsidiaries.
If, in the event of a public share repurchase offer, the number of Siemens shares tendered or offered exceeds the total volume of shares which the Company intends to repurchase, the shareholders’ right to tender may be excluded and the repurchase or acceptance be effected in proportion to the Siemens shares tendered or offered by shareholders instead of in proportion to the participation quota. This serves to facilitate the allocation process. The preferential treatment of small lots of up to 150 shares tendered per shareholder may also be used to ease the allocation process.
Since 1969, employee shares have been a strong additional incentive at Siemens in Germany. Keeping in line with this tradition, Siemens has encouraged greater participation of employees and managers at all income levels worldwide in the Company’s success under a corporate culture oriented toward equity ownership. For this purpose, the Company introduced a Share Matching Plan for employees and managers of Siemens AG and those of its consolidated subsidiaries participating in the plan. Within the framework of the Share Matching Plan and country-specific circumstances, participants are entitled to invest every year in which a new plan tranche is issued a certain portion of their remuneration in the acquisition of Siemens shares at their market price. After a vesting period of around three years, plan participants are entitled to receive one free share of Siemens stock for every three Siemens shares acquired and continuously held under the Share Matching Plan (“matching share”), provided the plan participants’ employment with Siemens AG or any of its consolidated subsidiaries has continued without interruption until the end of the vesting period. While managers of the Siemens Group may invest up to 50% of their annual bonus in the acquisition of Siemens shares at the then current stock market price, the other eligible employees’ annual personal investment amount must not exceed between three and five percent of their annual income, depending on country-specific regulations. In addition, employees in Germany may be offered the opportunity to acquire — to a limited extent — shares at a discount to the market price, the amount of which will depend on the tax privileges enjoyed under the applicable tax laws. Shares that are acquired in this way on preferential terms shall also entitle the holders to receive matching shares under the same conditions as under the Share Matching Plan. Furthermore, the Company shall be entitled to grant and transfer Siemens shares with a vesting period of at least two years to managers and other eligible employees of Siemens AG or any of its consolidated subsidiaries (“stock awards”). The issue of shares of stock under the above-mentioned participation programs may also be made to third parties who cede the beneficial ownership and/or the economic benefits of the shares to the program participants.
The issue of shares to employees of the Company or its subsidiaries and to board members of its subsidiaries encourages a sustainable equity culture because it enhances their identification with Siemens and gives them the opportunity to participate also as responsible shareholders in the Company’s long-term success. It is a valuable means to strengthen their willingness to accept joint responsibility and reinforce long-term affiliation with the Company by honoring future loyalty to the Company. Transferring Siemens shares held in treasury instead of making use of available authorized capital, if any, may be an economically viable alternative, as it avoids the effort associated with a capital increase and the listing of new shares of stock as well as the dilutive effect of such a transaction which otherwise may occur. The exclusion of shareholders’ subscription rights is thus basically in the interest of the Company and its shareholders.
Furthermore, the authorization is designed to enable the Company to use repurchased Siemens shares to service obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board of Siemens AG within the framework of rules governing Managing Board compensation. Again, to this extent, the exclusion of shareholders’ subscription rights is required. By granting stock-based instruments to members of the Managing Board, a part of their compensation is deferred, thereby increasing their loyalty to the Company, as the Managing Board will participate in a sustainable increase in the Company’s value. Variable compensation components may be created which provide an incentive for sustainable management over the long term. Thus, for example, a part of the variable compensation (bonus), instead of being paid in cash, may be granted in the form of stock awards being subject to a vesting period. There are no plans, however, to issue stock options after expiration of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001 or to service stock options issued, as all stock options issued under these stock option plans have either been forfeited in November 2010 or have already been exercised. The minimum vesting period for new stock awards to be granted shall be approximately four years and shall end at the earliest upon the close of the second day after publication of the results of operation in the fourth calendar year following the award commitment. Since disposal of such shares is not permitted before the end of the vesting period, the Managing Board member will participate in the positive as well as negative changes in stock performance during the approximately four-year vesting period. As a consequence, the Managing Board members may, in addition to the bonus effect, also experience a malus effect. The same applies to the extent that stock awards subject to a vesting period are made or transferred to members of the Managing Board as stock-based compensation components. By using such instruments, both the objectives of the German Act on the Appropriateness of Managing Board Remuneration (VorstAG) and the requirements of the German Corporate Governance Code can be taken into account. The details regarding the compensation of Managing Board members are determined by the Supervisory Board. These include rules concerning the non-forfeiture of stock awards granted to a member of the Managing Board instead of a part of the variable compensation (bonus) to be paid, as well as rules concerning the treatment of stock awards in special cases, such as in the case of retirement, disability or death, where, for example, a cash settlement at the date of termination may be provided.
The decision on the instrument of equity compensation to be used and the method of servicing is determined by the Supervisory Board with regard to shares used within the framework of rules governing Managing Board compensation, and by the Managing Board with regard to all other shares. In reaching their decisions, these boards will focus solely on promoting the interests of the shareholders and the Company.
In addition, the Managing Board shall be entitled, with the approval of the Supervisory Board, to offer and transfer Siemens shares held in treasury as consideration in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein. The proposed authorization is designed to enhance the Company’s competitive edge in its quest for interesting acquisition targets and to give the Company the necessary freedom to exploit opportunities to acquire other companies or interests therein quickly, flexibly and with little detriment to liquidity. The proposed exclusion of shareholders’ subscription rights takes account of this objective. The decision whether shares held in treasury or shares issued under an authorized capital are to be used is made by the Managing Board, focusing solely on the interests of shareholders and the Company. When determining the valuation ratios, the Managing Board shall ensure that the interests of shareholders are adequately safeguarded, taking into account the market price of Siemens stock. However, no schematic link to a market price is foreseen in this context, in particular so that fluctuations in the market price do not jeopardize the results reached at negotiations. There are currently no concrete plans to make use of this authorization.
Furthermore, the authorization is designed to enable the Company, with the approval of the Supervisory Board, to sell Siemens shares held in treasury (under exclusion of shareholders’ subscription rights) to third parties against contributions in cash, e.g. to institutional investors, or to enhance the Company’s investor base. The sale shall be subject to the condition that the price at which the Siemens shares are to be sold is not significantly lower than the stock market price of a Siemens share as of the date of sale. The possibility of selling repurchased shares held in treasury against cash payment under exclusion of shareholders’ subscription rights serves the interests of the Company to obtain the best price possible on the sale and enables the Company to quickly, flexibly and cost-effectively exploit opportunities arising as a result of prevailing stock market conditions. The sales proceeds that can be realized by fixing a price that is close to market will as a rule result in a higher inflow of funds per share than in the case of a placement of shares with subscription rights. By avoiding the time-consuming and expensive handling of subscription rights, the Company will furthermore be able to meet its equity requirements quickly when market opportunities arise at short notice. When granting subscription rights, § 186 (2), 2nd sentence, of the German Stock Corporation Act (AktG) allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. However, in light of the volatility in the stock markets, this still involves a market risk, in particular a price change risk, for several days, which may lead to safety margins being deducted when the selling price is determined and, therefore, to conditions that are not optimal. In addition, if subscription rights were not excluded, the Company would not be in a position to react quickly to favorable market conditions due to the length of the subscription period. By basing the selling price on the stock market price determined shortly before the date of the sale, the desirability of dilution protection and the shareholders’ interests in safeguarding their assets and voting rights are given due consideration. When determining the final selling price, Management shall keep any possible markdown on the quoted stock market price as low as possible, taking into account current market conditions. Generally, shareholders will be able to maintain their percentage ownership in the Company by purchasing Siemens shares on the stock exchange, while the Company is provided with additional room for maneuver in the interest of all shareholders. There are currently no concrete plans to make use of this authorization.
In addition, the Company shall be authorized to use Siemens shares held in treasury to meet obligations or rights to acquire Siemens shares arising from or in connection with convertible bonds or warrant bonds issued by Siemens AG or any of its consolidated subsidiaries. The exclusion of shareholders’ subscription rights is a prerequisite thereof. This includes the possibility — in the event that Siemens shares held in treasury are to be sold through a public sales offer to all shareholders — to grant subscription rights to Siemens shares also to creditors/holders of such instruments to the extent that such creditors/holders would be entitled to after having exercised their conversion or option rights (“dilution protection”).
Finally, the Company shall be entitled to retire Siemens shares held in treasury without requiring an additional resolution by the Annual Shareholders’ Meeting.
The proposed authorization will ensure that the number of Siemens shares issued pursuant to Agenda Item 8 (c), subsections (4) and (5) — by way of facilitated exclusion of shareholders’ subscription rights applying mutatis mutandis the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) — plus the number of other Siemens shares issued or disposed of during the effective period of the authorization by applying the above provisions either directly or mutatis mutandis, does not exceed 10% of the capital stock existing at the time of using the Siemens shares. This limit also includes shares issued or to be issued to meet obligations under convertible bonds or warrant bonds issued prior to this point in time, provided that such bonds were issued during the effectiveness of the authorization contained in Agenda Item 8 pursuant to, mutatis mutandis, § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) under exclusion of shareholders’ subscription rights.
The Managing Board will inform the Annual Shareholders’ Meeting of the transactions carried out under this authorization.
Report of the Managing Board on Agenda Item 9
Besides the possibilities to repurchase Siemens shares as provided for in Agenda Item 8, the Company shall also be authorized to buy back Siemens shares by using certain derivatives. Instead of directly repurchasing Siemens shares, the use of put options, call options and forward purchases or a combination of these instruments (hereinafter “equity derivatives”) may offer advantages in optimizing a repurchase transaction. The authorization shall be used by Siemens AG or any of its consolidated subsidiaries, or by third parties acting on behalf of Siemens AG or any of its consolidated subsidiaries. The enhanced acquisition modalities, which now include the repurchase of Siemens shares by using equity derivatives, are intended to serve as an effective supplement only, as is shown by the maximum limit of five percent of the capital stock. The authorization proposed under Agenda Item 9 does not result in overshooting the maximum limit for the repurchase of Siemens shares of up to an aggregate of 10% of the capital stock existing as of the date of the resolution (as provided for in Agenda Item 8), but just opens up additional repurchase modalities within the existing acquisition framework.
The term of maturity of the equity derivatives must be chosen in such a way that the repurchase of Siemens shares pursuant to the terms and conditions of the derivatives shall take place no later than January 24, 2016. This is to ensure that the Company will not acquire any more Siemens shares after expiration, on January 24, 2016, of the authorization to repurchase Siemens shares under this authorization. Furthermore, the maturity of an equity derivative is limited to a maximum of 18 months.
When selling put options, the buyer (or holder) of the put options is given the right to sell Siemens shares to the Company at a price specified in the put option contract (“strike price”). In return, the Company receives an option premium which corresponds to the value of the disposal right taking into consideration, among other things, the strike price, the term of the option, and the volatility of Siemens stock. If the put option is exercised, the option premium paid by the purchaser of the put option reduces the total consideration paid by the Company for the acquisition of the share. As a rule, the exercise of the put option makes economic sense for the option holder if the market price of Siemens stock, at the time of exercise, is lower than the strike price, because the option holder can then sell the Siemens share at the higher strike price. From the Company’s perspective, the use of put options in share buybacks may have the advantage that the strike price is already determined at the date of executing the option contract, while liquidity will not flow out until the date the option is exercised. If the option holder does not exercise the option because the stock price on the date of exercise exceeds the strike price, the Company, although unable to acquire any Siemens shares in this way, still keeps the option premium received.
When purchasing call options, the Company acquires, against payment of a premium, the right to buy a predetermined number of Siemens shares at a predetermined exercise price (“strike price”) from the seller (or writer) of the option. For the Company, exercise of the call option makes economic sense if the market price of Siemens stock is higher than the strike price, because it can then buy the shares from the option writer at the lower strike price. In addition, the Company’s liquidity will not be adversely impacted by the agreed strike price until the agreed price for the shares is to be paid upon exercise of the call option.

In the case of a forward purchase contract, the Company agrees to purchase from the forward seller the shares at a fixed future date (“forward settlement date”) and at a predetermined price (“forward price”) that is agreed by the parties at the time the contract is executed. It may be expedient for the Company to enter into forward purchase contracts in order to satisfy its need for Siemens shares on the forward settlement date at the forward price.
The strike price or the forward price may be higher or lower than the market price of Siemens stock at the time of executing the derivative contract, but may neither exceed the average closing price of Siemens stock in XETRA trading (or a comparable successor system) during the last three trading days prior to executing the option contract or forward purchase contract by more than 10% nor fall below that average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid). The provision that neither the strike price nor the forward price may fall below the stock market price by more than 30% is necessary in order to enable the Company in a volatile market environment to also use options with medium- and long-term maturities when repurchasing Siemens shares. The call option premium paid by the Company may not be higher, and the put option premium received by the Company may not be lower, than the theoretical market price of the options calculated in accordance with generally accepted actuarial methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price. This also applies mutatis mutandis to the forward price in the case of forward purchase contracts. The determination of both option premium and strike price/forward price in the manner described above and the commitment to be included in the terms and conditions of the derivative contract to satisfy the exercise of options or the fulfillment of forward purchases by utilizing only Siemens shares that were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current market price of Siemens stock in XETRA trading (or a comparable successor system), is designed to rule out economic disadvantages for existing shareholders from such a buyback of Siemens shares. Since the Company receives or pays a fair market price, the shareholders not involved in the derivative transactions do not suffer any substantial loss in value. In this respect, this is comparable to the position of shareholders in the case of share buybacks over the stock exchange, where in fact not all shareholders are able to sell shares to the Company. Both the regulations governing the structure of the derivatives and the regulations governing the shares suitable for delivery ensure that full account is also taken of the principle of equal treatment of shareholders in this form of repurchase. Therefore it is justifiable, also in accordance with the legal basis underlying § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG), that shareholders shall have no right to execute such derivative contracts with the Company. Furthermore, shareholders shall have no right to enter into derivative contracts to the extent the Company, when purchasing Siemens shares by using equity derivatives, has provided for preferential treatment of derivative contracts relating to small lots of shares. By excluding subscription and tender rights, the Company — unlike in an offer to all shareholders to enter into such derivative contracts — is in a position to enter into derivative contracts at short notice.
If Siemens shares are repurchased using equity derivatives, shareholders shall have a right to tender their Siemens shares only insofar as the Company is obligated to take delivery of such shares pursuant to the terms and conditions of the equity derivatives. Otherwise the use of equity derivatives in share buybacks would not be possible, and the Company would not be able to reap the benefits associated therewith. Having carefully weighed the interests of shareholders and the Company, and given the advantages to the Company resulting from the use of equity derivatives, the Managing Board considers the nongranting of, or the restriction on, the shareholders’ right to tender their shares to be justified.
The Managing Board will inform the Annual Shareholders’ Meeting of the transactions carried out under this authorization.

Report of the Managing Board on Agenda Item 10
The Authorized Capital 2011 shall replace the former Authorized Capital 2006 which will expire on January 25, 2011. Thereby, the Company shall again be enabled to issue shares under stock-based compensation plans to employees of Siemens AG or any of its consolidated subsidiaries. For this purpose, the remaining shareholders’ subscription rights must be excluded.
Since 1969, employee shares have been a strong additional incentive at Siemens in Germany. Keeping in line with this tradition, Siemens has encouraged greater participation of employees and managers at all income levels worldwide in the Company’s success under a corporate culture oriented toward equity ownership. For this purpose, the Company introduced a Share Matching Plan for employees and managers of Siemens AG and those of its consolidated subsidiaries participating in the plan. Within this framework of the Share Matching Plan and country-specific circumstances, participants are entitled to invest every year in which a new plan tranche is issued a certain portion of their remuneration in the acquisition of Siemens shares at their market price. After a vesting period of around three years, plan participants are entitled to receive one free share of Siemens stock for every three Siemens shares acquired and continuously held under the Share Matching Plan (“matching share”), provided the plan participants’ employment with Siemens AG or any of its consolidated subsidiaries has continued without interruption until the end of the vesting period. While managers of the Siemens Group may invest up to 50% of their annual bonus in the acquisition of Siemens shares at the then current stock market price, the other eligible employees’ annual personal investment amount must not exceed three to five percent of their annual income, depending on country-specific regulations. In addition to this, employees in Germany may be offered the opportunity to acquire — to a limited extent — shares at a discount to the market price, the amount of which will depend on the tax privileges enjoyed under the applicable tax laws. Shares that are acquired in this way on preferential terms shall also entitle the holders to receive matching shares under the same conditions as under the Share Matching Plan. Furthermore, the Company shall be entitled to grant and transfer Siemens shares with a vesting period of at least two years to managers and other eligible employees of Siemens AG and the Siemens Group (“stock awards”).
The new shares to be created from the Authorized Capital 2011 shall be issued to employees of Siemens AG or any of its consolidated subsidiaries (“employee shares”). By contrast, no new shares from the Authorized Capital 2011 shall be issued to members of the managing or supervisory bodies of Siemens AG or any of its consolidated subsidiaries.
The employee shares shall be issued against cash contributions. In this context, the new shares may also be issued to a suitable bank that assumes the obligation to use these shares for the sole purpose of granting them to employees of Siemens AG or any of its consolidated subsidiaries. Furthermore, the Company shall be enabled to issue the employee shares pursuant to the more detailed requirements of § 204 (3) of the German Stock Corporation Act (AktG) in such a manner that the contribution to be paid on such shares is covered by that part of the annual net income which the Managing Board and the Supervisory Board could allocate to other retained earnings under § 58 (2) of the German Stock Corporation Act (AktG).
The volume of the proposed Authorized Capital 2011 of up to €90,000,000 nominal through the issuance of up to 30,000,000 shares of no par value registered in the names of the holders accounts for approximately 3.28 percent of the current capital stock and is adequate in proportion to the number of employees of Siemens AG and its consolidated subsidiaries. Assuming an approximately constant participation rate among our employees in the various employee participation programs of the Company and a stable market price of Siemens stock during the term of the Authorized Capital 2011, the volume is sufficient to cover the entitlements to delivery of shares under these programs during this period.
Although the Company is enabled to service claims under employee stock programs by way of repurchased Siemens shares to the extent this is legally permissible or the Managing Board has been authorized accordingly pursuant to § 71 (1), no. 8, of the German Stock Corporation Act (AktG) — an authorization that is being proposed under Agenda Item 8 —, the Company shall also retain the necessary flexibility to create and issue new shares by way of a capital increase, as an alternative or in addition to the issuance of shares held in treasury. By using the Authorized Capital 2011, the Company may then issue shares as employee shares without having to resort to its stock of treasury shares and independently of any previous repurchase, without detriment to its liquidity.
The issue of employee shares encourages a sustainable equity culture among employees that is intended to enhance their identification with Siemens and give them the opportunity to participate also as responsible shareholders in the Company’s long-term success. It is a valuable means to strengthen their willingness to accept joint responsibility. At the same time the employee stock programs are aimed at reinforcing employees’ long-term affiliation with the Company by honoring future loyalty to the Company.
In order to be able to issue new shares in the form of employee shares under the Authorized Capital 2011, it is necessary to exclude the shareholders’ subscription rights. Otherwise the Company and its shareholders would not be able to reap the benefits associated with the employee stock programs. After weighing the above circumstances, the Managing Board considers the exclusion of the shareholders’ subscription rights in the cases mentioned to be objectively justified and reasonable to the shareholders, even after taking into consideration a possible dilutive effect. The issuance of new shares in the form of employee shares is thus basically in the interest of the Company and its shareholders. Additionally, this form of issuance is promoted by legislators and facilitated by law in several ways. Prior to making use of the Authorized Capital 2011, the Managing Board shall carefully examine on a case-by-case basis whether the utilization is in the interest of the Company and its shareholders.
The Managing Board will inform the Annual Shareholders’ Meeting of the use being made of the Authorized Capital 2011.
Report of the Managing Board on Agenda Item 13
An adequate capital structure is an essential prerequisite for the future growth of the Company. By issuing convertible bonds and/or warrant bonds (hereinafter referred to as “bonds”), the Company is able to use attractive financing opportunities depending on the market situation for example in order to raise debt capital at favorable interest rates. Furthermore, the issue of convertible bonds or warrant bonds, potentially in addition to other instruments such as a capital increase, may serve to broaden the investor spectrum. Since creation of the authorization to issue convertible bonds and/or warrant bonds adopted at the Annual Shareholders’ Meeting on January 26, 2010, the stock exchange price of the Siemens share has significantly increased which is not adequately reflected in the foregoing authorization regarding the maximum principal amount of the bonds in relation to the maximum number of shares out of conditional capital. Therefore, the Management Board shall be authorized to issue bonds with an identical aggregate principal amount but a reduced number of shares and a corresponding Conditional Capital 2011 shall be created.
The authorization being sought under Agenda Item 13 is designed to enable the Company to issue bonds in a principal amount of up to €15 billion with conversion or option rights or obligations entitling or obliging the holders/creditors to subscribe to stock of Siemens AG, effected through the issuance of up to 90,000,000 new Siemens shares from the new Conditional Capital 2011 to be created, representing a pro rata amount of up to €270,000,000 of the capital stock. Full utilization of the proposed authorization would increase the Company’s current capital stock by approximately up to 9.84%. The authorization shall expire on January 24, 2016.
The Company, possibly through its consolidated subsidiaries, shall be entitled — depending on the market situation — to raise funds through issue of bonds in euros as well as in other legal currencies of OECD countries. The terms and conditions of the bonds shall also provide for the possibility of an obligation to exercise the conversion or option rights or a delivery right of the issuer under a put option. Furthermore, instead of issuing shares from the Conditional Capital 2011, the Company shall be authorized to settle the rights under the bonds using Siemens shares held in treasury, cash payment or transfer of other listed securities.
The conversion and/or exercise price must not fall below a minimum issue price that is computed in accordance with detailed procedures. The point of departure for the computation is the stock exchange price of Siemens shares prevailing at the time of placement of the bonds; in case of conversion or option obligations or a delivery right under a put option alternatively the stock exchange price of Siemens shares prevailing at the time of the final maturity date of the bonds. Without prejudice to § 9 (1) and § 199 (2) of the German Stock Corporation Act (AktG), the conversion or exercise price may be adjusted — while preserving the intrinsic value — by virtue of a dilution protection or adjustment clause subject to a more precise definition of the terms and conditions of the bonds, if the Company, for example, changes its capital structure during the term of the bonds or warrants (e.g. through a capital increase, a capital decrease or a stock split). Furthermore, dilution protection or other adjustments may be provided in connection with dividend payouts, the issue of additional convertible and/or warrant bonds and in the case of extraordinary events that may occur during the term of the bonds or warrants (e.g. control gained by third parties). Dilution protection or other adjustments may also be provided by granting subscription rights or by amending or introducing cash components.
As a matter of principle, shareholders shall have subscription rights with regard to this type of bond issue. In order to facilitate ease of handling, however, use may be made of the possibility of issuing the bonds to banks with the obligation that they must be offered to shareholders for purchase in accordance with their subscription rights. In certain cases, however, the Managing Board shall be authorized to exclude the subscription rights with the approval of the Supervisory Board.
Pursuant to § 221 (4), 2nd sentence, of the German Stock Corporation Act, the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act apply mutatis mutandis to the exclusion of subscription rights when convertible bonds or warrant bonds are issued. On the basis of the explicit regulatory restriction that forms part of the authorization, the limit for the exclusion of subscription rights of up to 10% of the capital stock existing at the time of the exercise of the authorization is not exceeded, even in combination with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of the authorization. This limit also includes shares of stock issued up to this point in time against non-cash contributions, under exclusion of shareholders’ subscription rights, on the basis of the Authorized Capital 2009 pursuant to § 4 (7) of the Articles of Association. In addition, the issue of convertible bonds and/or warrant bonds pursuant to the authorization adopted at the Annual Shareholders’ Meeting on January 26, 2010 (Agenda Item 10) and pursuant to this authorization shall be limited to convertible bonds and/or warrant bonds that entitle or oblige to subscribe to a maximum number of 200,000,000 Siemens shares representing a pro rata amount of €600,000,000 of the capital stock while both respective authorizations are simultaneously effective.

Placements that exclude shareholders’ subscription rights provide a platform for the Company to take advantage of favorable situations on the stock exchange at short notice and thus achieve a significantly higher inflow of funds than in the case of issues retaining subscription rights. If issues provide for the retention of subscription rights, uncertainty about the utilization of such rights would put a successful placement at risk or at least burden it with additional expenses. Favorable terms and conditions that reflect market trends cannot be achieved with long-term offerings. Otherwise a substantial markdown would be required in order to ensure the attractiveness of the terms and conditions and thus the success of the issue over the entire offering period.
To ensure that the interests of shareholders are maintained, the bonds are issued at a price that is not significantly lower than the theoretical market price computed in accordance with generally accepted actuarial methods. In determining the price and taking into account the then current capital market situation, the Managing Board will keep the markdown on the market price as small as possible, thus reducing the calculatory market value of a subscription right to near zero. As a result, existing shareholders will not suffer material economic disadvantage following the exclusion of their subscription rights. In addition, they have the opportunity to maintain their percentage equity ownership interests in the Company’s capital stock by purchasing the necessary shares on the stock exchange under essentially the same terms and conditions.
The remaining proposed instances of exclusion of shareholders’ subscription rights are designed to facilitate the process of bond issue. The exclusion in the case of fractional amounts is a reasonable and market-conforming means for achieving a practical subscription ratio. The exclusion of shareholders’ subscription rights for the benefit of holders/creditors of outstanding bonds is in line with common market practice and has the advantage that the conversion or exercise price of the outstanding bonds, which are commonly equipped with an anti-dilution mechanism, does not have to be reduced. As a result, the attractiveness of a bond issue may be enhanced by placing the bonds in several tranches, thus raising a higher total inflow of funds. Therefore, the proposed exclusions of shareholders’ subscription rights are in the interests of the Company and its shareholders.
The Conditional Capital 2011 is required to service the conversion and/or option rights or conversion or option obligations or delivery rights under a put option on or in respect of Siemens shares attached to bonds.
There are currently no concrete plans to make use of the authorization to issue convertible bonds and/or warrant bonds. The Managing Board will carefully consider on a case-by-case basis whether use of the authorization would be in the interests of the Company and its shareholders. The Managing Board will report to the Annual Shareholders’ Meeting on any use of the authorization.

Further information and details

Total number of shares and voting rights
At the time of giving Notice of Annual Shareholders’ Meeting, the Company’s common stock amounts to 914,203,421 no-par value shares entitled to participate and vote. Of these, 41,730,860 shares are held as treasury stock from which the Company can derive no rights.
Prerequisites for attending the Annual Shareholders’ Meeting and for exercising the voting rights
Notification of attendance
Only those shareholders are entitled to attend and vote at the Annual Shareholders’ Meeting who are recorded as shareholders of the Company in the Company’s stock register and who have submitted timely notification of attendance to the Annual Shareholders’ Meeting. The notification of attendance has to be received by the Company no later than Tuesday, January 18, 2011.
Shareholders who are registered in the Company’s stock register may submit their notification of attendance in text form in the German or English language to Siemens AG at the following address:
Siemens Hauptversammlung 2011
81052 Munich, Germany
Telefax: +49 89 636 700776
E-mail: ihv@siemens.com
or by using the password-protected Internet Service for the Annual Shareholders’ Meeting electronically via the Internet at
https://ihv.siemens.com
Shareholders can obtain online access by entering their Shareholder Control Number and the related Personal Identification Number (PIN), both of which are contained in the materials mailed to shareholders. Instead of their PIN, shareholders registered for electronic delivery of shareholder meeting materials must use the Access Password selected by them upon registration. Further notes on the attendance notification procedure are provided on the attendance notification form (which may also be used to assign a proxy and vote by mail) mailed to shareholders together with the Notice of Annual Shareholders’ Meeting and at the above Internet website.
If a shareholder’s stock is held of record by a credit institution (commonly referred to as nominee or “street name” registration), the credit institution is not entitled to vote such shares not owned by it unless it has the shareholder’s authority.
Holders of American Depositary Receipts (ADR) may obtain further information through JP Morgan Chase & Co., P.O. Box 64504, St. Paul, MN 55164-0504, U.S.A. (Phone +1 800 990 1135; E-mail: Jpmorgan.adr@wellsfargo.com).
Please note that, due to the historically high number of attendance notifications received for our Annual Shareholders’ Meeting, it is necessary to limit the number of admission tickets sent to shareholders to generally one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting and without wishing to restrict your right to attend, you are requested to notify your attendance as early as possible and only if you seriously intend to attend the Annual Shareholders’ Meeting.
Shareholders of record or their duly appointed proxies entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.
Free disposability of stock
A shareholder’s notification of attendance to the Annual Shareholders’ Meeting will not entail share blocking, i.e. even after having registered for attendance shareholders remain free to dispose of their shares. The right to vote is based on the number of shares evidenced by entry in the Company’s stock register as of the date of the Annual Shareholders’ Meeting. This number will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registration in the Company’s stock register received from January 19, 2011 through January 25, 2011 will be processed and considered only with effect from January 26, 2011.
Proxy voting procedure
Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy representative, such as a credit institution or a shareholders’ association. Here again, timely notification of attendance must be given by the shareholder or the duly authorized proxy.
A proxy authorization, its revocation and evidence of proxy authorization vis-à-vis the Company must be provided in text form or via the above named Internet Service for the Annual Shareholders’ Meeting, if neither a credit institution nor a shareholders’ association or a person or legal entity of equal status pursuant to § 135 (8) of the German Stock Corporation Act (AktG) is authorized. Both the assignment and evidence of a proxy authorization may be mailed to the above address by using the attendance notification form sent to shareholders together with the Notice of Annual Shareholders’ Meeting. Credit institutions, shareholders’ associations and persons or legal entities of equal status pursuant to § 135 (8) of the German Stock Corporation Act (AktG), which professionally offer shareholders their services in exercising voting rights at the Annual Shareholders’ Meeting, may stipulate different requirements with regard to their own appointment as proxies.
As a special service, we offer our shareholders as in the past the possibility of delegating their authority to vote their shares at the Annual Shareholders’ Meeting in accordance with their voting instructions to employees of Siemens AG. Again, the required authorization may be given at the above Internet website (by way of the Shareholder Control Number and the related Personal Identification Number (PIN) or Access Password) or by returning the forms mailed to each shareholder. Please note that the proxy representatives can only vote your shares on agenda items on which you have given voting instructions, and that they may not accept instructions on proposals of procedure prior to or during the Annual Shareholders’ Meeting. In the same way, the proxy representatives will not accept any instructions for requests to speak, to raise objections against resolutions of the Annual Shareholders’ Meeting or to ask questions or submit proposals.

Further details regarding the proxy voting procedure are also provided on the attendance notification form mailed to shareholders together with the Notice of Annual Shareholders’ Meeting and at the above Internet website.
After having timely registered for attendance, you may use our Internet Service for the Annual Shareholders’ Meeting to change your admission ticket order, proxy authorization and voting instructions until the end of the general debate on the day of the Annual Shareholders’ Meeting. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you can neither vote on possible counterproposals or election nominations or other proposals not brought forward prior to the Annual Shareholders’ Meeting nor give voting instructions with regard to such proposals. Likewise, no requests to speak or questions from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.
Absentee voting procedure
For the first time, shareholders registered in the Company’s stock register shall be entitled to submit their votes by way of absentee voting (voting by mail), without attending the Annual Shareholders’ Meeting. Only those shareholders of record are entitled to vote by mail who have submitted timely notification of attendance to the Annual Shareholders’ Meeting.
The submission of votes by way of absentee voting shall be in writing or using electronic communication and must be received by the Company no later than Tuesday, January 18, 2011. Please use the attendance notification form mailed to you together with the Notice of Annual Shareholders’ Meeting and mail it to the above listed address or use our password-protected Internet Service for the Annual Shareholders’ Meeting via the above listed Internet address (by entering your Shareholder Control Number and the related Personal Identification Number (PIN) or the Access Password).
Further details regarding the absentee voting procedure are provided on the attendance notification form mailed to shareholders together with the Notice of Annual Shareholders’ Meeting and at the above Internet website.
After timely submission of your vote by way of absentee voting, you may make changes via our Internet Service until the end of the general debate on the day of the Annual Shareholders’ Meeting. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you can neither cast absentee votes on possible counterproposals or election nominations or other proposals not brought forward prior to the Annual Shareholders’ Meeting. Likewise, no requests to speak or questions from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.
In the same way, authorized credit institutions, shareholders’ associations and persons or legal entities of equal status pursuant to § 135 (8) of the German Stock Corporation Act (AktG), which professionally offer shareholders their services in exercising voting rights at the Annual Shareholders’ Meeting, may take advantage of absentee voting.
Absentee voting is also based on the number of shares evidenced by entry in the Company’s stock register as of the date of the Annual Shareholders’ Meeting. This number will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registration in the Company’s stock register received from January 19, 2011 through January 25, 2011 will be processed and considered only with effect from January 26, 2011.

Inquiries, proposals, election nominations and information requests
(Information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127, § 131 (1) and § 293g (3) of the German Stock Corporation Act (AktG))
Requests for additions to the agenda pursuant to § 122 (2) of the German Stock Corporation Act (AktG)
Shareholders whose combined shares amount to at least one-twentieth of the capital stock or a proportionate ownership of at least €500,000 (equivalent to 166,667 shares of stock) may request that items be placed on the agenda and be published. Each new item must be accompanied by supporting information or a formal resolution proposal. The request must be submitted in writing to the Managing Board of Siemens AG to be received by the Company no later than midnight (CET) on December 25, 2010. Please use the following address to submit your respective requests:
Managing Board of Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany
Unless made public at the same time as the Notice of Shareholders’ Meeting, requests for additions to the agenda that are required to be published are published without undue delay upon receipt in the German Electronic Federal Gazette (elektronischer Bundesanzeiger) and submitted to those media for publication which may be presumed to distribute the information throughout the European Union. In addition, such requests are published on the Internet at www.siemens.com/agm and communicated to the shareholders.
Counterproposals and election nominations pursuant to § 126 (1) and § 127 of the German Stock Corporation Act (AktG)
In addition, shareholders may submit to the Company counterproposals to Managing and/or Supervisory Board proposals relating to certain agenda items and make election nominations. All counterproposals must be accompanied by supporting information. All counterproposals, election nominations and other inquiries by shareholders concerning the Annual Shareholders’ Meeting must be sent to:
Siemens Aktiengesellschaft
Corporate Finance
Investor Relations (CF IR)
Wittelsbacherplatz 2
80333 Munich
Germany
(Telefax: +49 89 636 32830)
or e-mailed to:
hv2011@siemens.com
Counterproposals and election nominations by shareholders to be made available, including the shareholder’s name and any supporting information to be made available, will be posted on the Internet at www.siemens.com/agm upon their receipt. All counterproposals and election nominations relating to items on the present Agenda that are received at the above-mentioned address by midnight (CET) on January 10, 2011, will be considered. Management’s position, if any, on the counterproposals and election nominations will also be available at the above-mentioned Internet website.
Right to obtain information pursuant to § 131 (1) and § 293g (3) of the German Stock Corporation Act (AktG)
Every shareholder or shareholder representative present at the Annual Shareholders’ Meeting may request from the Managing Board information on matters concerning the Company, the legal and business relationships between the Company and its affiliated companies, and the position of the Group and any companies included in the consolidated financial statements, to the extent that such information serves to help make an informed judgment about the relevant agenda item. Moreover, under § 293g (3) of the German Stock Corporation Act (AktG), with regard to Agenda Item 12, any shareholder shall, upon request, also be given information at the shareholders’ meeting relating to all affairs of Siemens Finance GmbH, which is to be renamed “Siemens Bank GmbH” once the license to conduct banking transactions is granted, that are material in the context of concluding the profit-and-loss transfer agreement.
Additional explanations
Additional explanations regarding shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127, § 131 (1) and § 293g (3) of the German Stock Corporation Act (AktG) can be found on the Company’s website at www.siemens.com/agm.
Live transmission of the Annual Shareholders’ Meeting
As determined by the Chairman of the Meeting, the entire Annual Shareholders’ Meeting on January 25, 2011 will be webcast live for shareholders of Siemens AG over the Internet starting at 10:00 a.m. (CET) (go to https://ihv.siemens.com). As a shareholder of record you will be able to obtain online access by entering your Shareholder Control Number and the related Personal Identification Number (PIN) specified in the materials mailed to you. Instead of their PIN, shareholders registered for electronic delivery of shareholder meeting materials must use the Access Password selected by them upon registration.
Furthermore, the speeches of the Supervisory Board Chairman and of the President and CEO may also be followed by other interested parties live over the Internet and will be available as a replay after the Annual Shareholders’ Meeting (go to www.siemens.com/agm). No recording of the entire live transmission will be made.
Internet website where information pursuant to § 124a of the German Stock Corporation Act (AktG) is available
The Notice of Annual Shareholders’ Meeting, together with the information and explanations required by law, is also available on the Company’s website at www.siemens.com/agm, where the information pursuant to § 124a of the German Stock Corporation Act (AktG) can also be found.

The voting results will be posted at the same website after the Annual Shareholders’ Meeting.
The Notice of Annual Shareholders’ Meeting has been submitted to those media for publication which may be presumed to distribute the information throughout the European Union.
By order of the Managing Board
Siemens Aktiengesellschaft
This version of the Notice of Annual Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 7, 2010	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets

/s/ Dr. Tanja Koehler
	Name:	Dr. Tanja Koehler
	Title:	Senior Legal Counsel